Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Fulton Financial Corporation Retirement Plan Administrative Committee
Fulton Financial Corporation 401(k) Retirement Plan:

We consent to the incorporation by reference in the registration statement (Nos. 333-76600, 333-76594,
333-135839, 333-168237 and 333-189457) on Form S-8 of Fulton Financial Corporation ("the Company") of our report dated June 26, 2018, with respect to the statement of net assets available for benefits of the Fulton Financial Corporation 401(k) Retirement Plan as of December 31, 2017, the related statement of changes in net assets available for benefits for the year then ended, and the related notes, which report appears in the December 31, 2018 annual report for Form 11-K of the Fulton Financial Corporation 401(k) Retirement Plan.

/s/ KPMG LLP
Philadelphia, Pennsylvania
June 28, 2019